SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

CONTENT

Basis of Presentation

From 3Q20 onwards, the Earnings Release is expressed in U.S. dollars to facilitate the reading of results. YPF has defined the U.S. dollar as its functional currency and subsidiaries having the Argentine Peso as functional currency were adjusted for inflation, corresponding to a hyperinflationary economy, in accordance with IAS guidelines. Unless otherwise indicated, the calculation of all Income Statement figures in U.S. dollars are calculated as the sum of: (1) YPF S.A. individual financial results expressed in Argentine pesos divided by the average exchange rate of the period; and (2) the financial results of YPF S.A.’s subsidiaries expressed in Argentine pesos divided by the exchange rate at the end of period. Cash Flow items were converted to U.S. dollars using the average exchange rate for each period; whereas Balance Sheet items were converted to U.S. dollars using the end of period exchange rate for each period. The accumulated financial information presented in this document is calculated as the sum of the quarters for each period.

4Q21 rounded an impressive recovery in profitability and operating measures, growing our O&G production and proven reserves and accumulating US$3.8 billion in Adj. EBITDA in 2021.

Summary Consolidated Financials
Unaudited Figures, in US$ million	4Q20	3Q21	4Q21	Q/Q Δ	2020	2021	Y/Y Δ
Revenues	2,270	3,621	3,620	0.0%	9,376	13,238	41.2%
EBITDA	263	1,214	628	-48.3%	1,945	3,812	95.9%
Adjusted EBITDA	183	1,154	834	-27.8%	1,454	3,839	164.1%
Operating income before impairment of assets	(273)	428	(83)	N/A	(864)	732	N/A
Operating income	549	428	(196)	N/A	(911)	620	N/A
Net income before impairment of assets	(78)	237	320	35.0%	(1,063)	39	N/A
Net income	539	237	247	4.2%	(1,098)	(34)	-96.9%
EPS	1.41	0.59	1	6.8%	(2.76)	(0.06)	-97.8%
Capex	538	696	908	30.6%	1,554	2,671	71.9%
FCF	182	144	143	-1.2%	309	882	185.8%
Cash and cash equivalents	994	1,034	1,108	7.2%	994	1,108	11.4%
Total debt	8,070	7,489	7,379	-1.5%	8,070	7,379	-8.6%

EBITDA = Operating income + Depreciation of PP&E + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Reversal) / Deterioration of PP&E. Adjusted EBITDA = EBITDA that excludes IFRS 16 and IAS 29 effects +/- one-off items.

EPS attributable to shareholders of the parent company (basic and diluted).

FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

1.	MAIN HIGHLIGHTS

•

Adj. EBITDA in 2021 stood 6.4% above pre-pandemic levels of 2019, consolidating a margin of 29%, the highest for the last 5 years. 4Q21 contributed with an Adj. EBITDA of US$834 million, a reduction of 27.8% q/q, mainly due to lower seasonal natural gas prices and higher OPEX.

•

Positive pricing environment along the year, albeit not fully tracking international reference prices on local fuels’ sales. However, other international-priced products (about 20% of our consolidated revenues) experienced significant price appreciation, particularly during 4Q21.

•

Net average local fuel prices, measured in dollars, increased by about 14% y/y in 2021, and remained fairly stable in 4Q21 versus 3Q21 - currency depreciation in 4Q21 was compensated through price adjustments at the wholesale segments.

•

Successful implementation of the new Plan Gas AR provided for a 38% average improvement in our realized natural gas prices in 2021 versus the previous year, as we managed to deliver upon challenging production commitments under medium-term contractual agreements.

•

Oil and gas production was stable for the first time in 5 years, managing to achieve significant sequential growth along the year (+8.6% and +11.8% in oil and gas, respectively, in 4Q21 versus 4Q20). This goal was mainly driven by higher shale oil and shale gas production, which accumulated in 4Q21 an increase of 62.3% and 98.7%, respectively, versus 4Q20.

•

Operating goals were reached on the back of our fully deployed CAPEX plan of US$2.7 billion, in line with announced guidance at the beginning of the year. 4Q21 recorded the highest CAPEX activity of the year, reaching US$908 million with increases across all business segments, but maintaining our focus in upstream activities.

•

Total audited proven hydrocarbon reserves recorded the highest metric in five years, increasing by 24% with respect to the previous year, reaching 1.1 billion BOE by Dec-2021 and showcasing a reserve replacement rate of 229%, our best performance in the last 20 years. The addition of reserves was largely driven by the progressive developments of our shale operations.

•

Local fuels demand in 4Q21 increased beyond pre-pandemic levels, with local sales of gasoline and diesel expanding by 7.2% and 6.9%, respectively, compared to 4Q19, consolidating a larger-than-expected recovery. Processing levels at our refineries recovered progressively throughout the year, reaching an average utilization rate of 84.7% in 4Q21.

•

4Q21 marked the seventh consecutive quarter with positive free cash flow, resulting in an outstanding net debt reduction throughout the year of U$805 million, reaching the lowest net debt level since 2Q2015. Lower net debt combined with recovered Adj. EBITDA led to a steep decline in our net leverage ratio, ending 2021 at 1.6x, well below the responsible threshold of 2.0x that we had announced as our financial guide and a remarkable recovery vis-a-vis 2020 (4.9x).

2.	ANALYSIS OF CONSOLIDATED RESULTS

Consolidated Revenues Breakdown
Unaudited Figures, in US$ million	4Q20	3Q21	4Q21	Q/Q Δ	2020	2021	Y/Y Δ
Diesel	826	1,220	1,284	5.2%	3,397	4,536	33.5%
Gasoline	494	720	796	10.5%	1,785	2,710	51.8%
Natural gas as producers (third parties)	225	507	338	-33.3%	1,041	1,498	44.0%
Other	503	775	782	0.9%	1,966	2,930	49.0%

Total Domestic Market	2,047	3,222	3,199	-0.7%	8,188	11,674	42.6%

Jet fuel	11	33	62	89.7%	122	144	18.7%
Grain and flours	78	159	124	-22.5%	406	627	54.4%
Crude oil	47	6	13	119.6%	128	35	-72.5%
Petchem & Other	86	201	223	10.6%	532	758	42.4%

Total Export Market	223	399	421	5.4%	1,188	1,564	31.7%

Total Revenues	2,270	3,621	3,620	0.0%	9,376	13,238	41.2%

Revenues for the full year 2021 totaled US$13,238 million, considerably higher than 2020, showing a resilient growth and slightly below 2019 pre pandemic levels.

During 4Q21, revenues totaled US$3,620 million, showing a strong increase of 59.5% compared to 4Q20 and surpassing 4Q19 pre pandemic levels by 5.0%. On a sequential basis, revenues remained flat, despite lower seasonal natural gas prices in accordance with the new Plan GasAR, offset by higher demand for gasoline and diesel, and price appreciation of those products with a strong correlation with international prices (~20% of revenues).

•	Diesel revenues in the Argentine domestic market – 35% of our total sales – increased 5.2% sequentially due to higher volumes sold of 4.6%, with average prices remaining stable.

•	Gasoline sales in the local market – 22% of total sales – increased 10.5% sequentially due to higher volumes sold of 15.0%, partially offset by a decrease in average prices of 3.9%.

•

Natural gas revenues as producers sold to third parties in the domestic market – 9% of total sales – decreased 33.3% q/q mainly due to a 26.9% decline in average prices, on the back of seasonality in prices of the new Plan GasAR, and lower volumes of 8.8%.

•	Other domestic sales increased 0.9% q/q mainly due to higher sales of fertilizers and jet fuel, partially offset by lower sales of natural gas to the retail segment, petrochemicals and fuel oil.

•	Export revenues increased 5.4% q/q mainly due to higher exports of LPG, natural gas and jet fuel partially offset by lower seasonal exports of grain and flours and virgin naphtha.

Consolidated Costs Breakdown
Unaudited Figures, in US$ million	4Q20	3Q21	4Q21	Q/Q Δ	2020	2021	Y/Y Δ
Lifting cost	(413)	(495)	(529)	6.9%	(1,665)	(1,894)	13.8%
Other Upstream	(125)	(71)	(57)	-19.8%	(490)	(288)	-41.2%
Refining & Logistics	(245)	(284)	(293)	3.3%	(951)	(1,064)	11.9%
Other Downstream	(109)	(124)	(134)	7.9%	(425)	(465)	9.4%
G&P, Corpo. & Other	(99)	(105)	(191)	82.2%	(571)	(448)	-21.5%

Total OPEX	(991)	(1,079)	(1,205)	11.7%	(4,102)	(4,160)	1.4%

Depreciation & Amortization	(535)	(780)	(708)	-9.3%	(2,760)	(3,070)	11.2%
Royalties	(141)	(221)	(209)	-5.7%	(578)	(788)	36.4%
Other	(72)	(124)	(135)	8.7%	(400)	(491)	22.8%

Total Other Costs	(748)	(1,126)	(1,051)	-6.6%	(3,738)	(4,350)	16.4%

Fuels imports	(30)	(170)	(370)	118.4%	(213)	(709)	232.5%
Crude oil purchases to third parties	(173)	(235)	(288)	22.5%	(507)	(1,023)	101.7%
Biofuel purchases	(50)	(136)	(188)	38.6%	(339)	(521)	53.6%
Non-oil agro purchases	(119)	(311)	(221)	-29.1%	(621)	(973)	56.7%
Other purchases	(153)	(265)	(198)	-25.1%	(667)	(824)	23.5%
Stock variations	(179)	95	80	-15.6%	(144)	285	N/A

Total Purchases & Stock Variations	(705)	(1,022)	(1,186)	16.0%	(2,492)	(3,765)	51.1%

Other operating results, net	(99)	34	(262)	N/A	92	(231)	N/A
Impairment of assets	822	—	(112)	N/A	(47)	(112)	139.6%

Operating Costs + Purchases + Impairment of Assets	(1,721)	(3,193)	(3,815)	19.5%	(10,287)	(12,618)	22.7%

Stock variations include holding results of US$(40) million in 4Q20, US$30 million for 3Q21 and US$75 million for 4Q21.

Total OPEX for the full year 2021 amounted to US$4,160 million, 1.4% above the previous year but showing a considerable reduction of 12.8% against 2019 pre pandemic levels as a sign that operational efficiencies remained well in place despite mounting inflationary and salary pressures while the currency depreciation slowed down. Total OPEX during 4Q21 stood at US$1,205 million, expanding 21.6% y/y and 11.7% q/q due to the impact of salary increases agreed with labor unions at the beginning of the year, the local inflationary pressures and the increase in activity levels.

Total Purchases & Stock Variations increased 16.0% sequentially. The q/q increase in purchases, a category highly correlated with demand levels for refined products, was mainly driven by:

•

Fuel imports increased 118.4% primarily due to an expansion in volumes imported of premium gasoline, diesel and jet fuel of 87% on the back of the rapid recovery in demand, and higher prices of 17% for these products.

•	Crude oil purchases grew 22.5% as prices and volumes increased by 6.1% and 15.5%, respectively.

•

Biofuel purchases increased 38.6% mainly due to an increase in purchases of biodiesel (66.9%) and an increase in purchases of bioethanol (21.3%) driven by higher volumes acquired for both products (53% biodiesel and 19% bioethanol), aligned to the sequential increase in gasoline and diesel demand and given the lack of supply of biodiesel in the market during the 3Q21, and higher prices for both products (9.1% biodiesel and 1.9% bioethanol).

•	Non-oil Agro purchases decreased 29.1% mainly due to a decrease in volumes of 36.6% partially offset by an increase in prices of 11.8%.

•

Other purchases decreased 25.1% mainly driven by a contraction in natural gas purchases of 47.7% due to lower volumes of natural gas purchased to third parties by 57.6% partially offset by an increase in prices of 23.5%

In terms of our inventories, a positive stock variation of US$80 million was recorded during 4Q21, mainly due to an increase in the replacement cost of our inventories.

Other operating results, net for 4Q21 represented a loss of U$S 262 million mainly due to extraordinary charges related to the lawsuits and legal contingencies´ provision.

Finally, during 4Q21, we booked an impairment charge of U$S112 million mainly related to our upstream gas fields in the Austral Basin CGU, mostly driven by a lower expected production and higher production costs. It is worth highlighting that production out of this basin does not benefit from the medium-term prices obtained through our participation in the Plan GasAR as all contracts signed within that program are supplied from production out of our gas fields in the Neuquina Basin.

Consolidated Net Income Breakdown Unaudited Figures, in US$ million	4Q20	3Q21	4Q21	Q/Q Δ	2020	2021	Y/Y Δ
Operating income	549	428	(196)	N/A	(911)	620	N/A

Interests in companies and joint ventures	56	45	160	260.1%	168	278	65.5%
Financial results, net	24	(82)	15	N/A	(167)	(232)	39.1%

Earnings before tax	629	390	(21)	N/A	(910)	665	N/A

Income tax	(90)	(153)	267	N/A	(188)	(699)	271.1%

Net Income	539	237	247	4.2%	(1,098)	(34)	-96.9%

Net Income before impairment of assets	(78)	237	320	35.0%	(1,063)	39	N/A

Financial results, net, for 4Q21 represented a US$15 million gain compared to the loss of US$82 million posted in 3Q21, mainly as a result of lower loss related to net financial updates and lower negative interests which remained at minimum levels over the last years.

As a result of the operating and financial evolution, earnings before taxes for 4Q21 reached negative US$21 million decreasing 105.3% q/q while net income for the quarter resulted in a gain of US$247 million, compared to the gain of US$237 million in 3Q21, as an adjustment in the calculation of income tax during 4Q21 compensated the lower results before income taxes.

3.	EBITDA AND ADJUSTED EBITDA RECONCILIATION

Adjusted EBITDA for the full year 2021 totaled US$3,839 million, increasing 164.1% if compared with 2020 and exceeding pre pandemic levels of 2019 by 6.4%.

Adjusted EBITDA for 4Q21 totaled US$834 million, showing a decrease of 27.8% sequentially but increasing 26.4% when compared with 4Q19 pre pandemic levels. When compared to the previous quarter, the contraction was mainly driven by the decline in gas sales due to lower realization prices in accordance with the seasonal adjustment of the new Plan GasAR and higher OPEX, mainly due to the evolution of macroeconomic variables (inflation and currency depreciation).

The reconciliation between EBITDA and Adjusted EBITDA is presented in the tables below.

Reconciliation of Adjusted EBITDA Unaudited Figures, in US$ million	4Q20	3Q21	4Q21	Q/Q Δ	2020	2021	Q/Q Δ
Net Income	539	237	247	4.2%	(1,098)	(34)	-96.9%
Financial results, net	(24)	82	(15)	N/A	167	232	39.1%
Interests in companies and joint ventures	(56)	(45)	(160)	260.1%	(168)	(278)	65.5%
Income tax	90	153	(267)	N/A	188	699	271.1%
Unproductive exploratory drillings	0	5	4	-34.5%	49	9	-80.6%
Depreciation & amortization	535	780	708	-9.3%	2,760	3,070	11.2%
Impairment of assets	(822)	—	112	N/A	47	112	139.6%

EBITDA	263	1,214	628	-48.3%	1,945	3,812	95.9%

Leasing	(80)	(64)	(62)	-1.9%	(323)	(250)	-22.7%
Other adjustments	1	5	269	N/A	(168)	277	N/A

Adjusted EBITDA	183	1,154	834	-27.8%	1,454	3,839	164.1%

EBITDA breadkdown by segment Unaudited Figures, in US$ million	Upstream	Downstream	Gas & Energy	Corporate & Other	Consolid. Adjustments	Total
Operating income	(203)	136	4	(80)	(53)	(196)
Depreciation & amortization	530	141	14	23	(1)	708
Unproductive exploratory drillings	4	—	—	—	—	4
Impairment of assets	112	—	—	—	—	112

EBITDA	443	277	19	(56)	(54)	628

Leasing	(38)	(19)	(5)	—	—	(62)
Other adjustments	261	(1)	(4)	13	—	269

Adjusted EBITDA	665	257	9	(43)	(54)	834

Adjusted EBITDA of FY 2021 and 4Q21 excludes extraordinary non-cash charges related to the provision for lawsuits and legal contingencies.

4.	ANALYSIS OF RESULTS BY BUSINESS SEGMENT

4.1.	UPSTREAM

Upstream Financials Unaudited Figures, in US$ million	4Q20	3Q21	4Q21	Q/Q Δ	2020	2021	Y/Y Δ
Crude oil	740	1,065	1,154	8.4%	3,051	4,139	35.7%
Natural gas	244	536	381	-28.8%	1,142	1,625	42.4%
Other	(9)	4	(14)	N/A	(22)	(7)	-68.7%

Revenues	975	1,604	1,521	-5.1%	4,171	5,758	38.1%

Depreciation & amortization	(356)	(606)	(530)	-12.4%	(1,979)	(2,381)	20.3%
Lifting cost	(413)	(495)	(529)	6.9%	(1,665)	(1,894)	13.8%
Royalties	(141)	(221)	(209)	-5.7%	(578)	(788)	36.4%
Exploration expenses	(9)	(10)	(7)	-32.0%	(80)	(27)	-66.9%
Other	(128)	(50)	(338)	569.1%	(333)	(531)	59.3%

Operating income before impairment of assets	(73)	222	(91)	N/A	(465)	138	N/A

Impairment of assets	828	—	(112)	N/A	(39)	(112)	186.0%

Operating income	755	222	(203)	N/A	(504)	25	N/A

Depreciation & amortization	356	606	530	-12.4%	1,979	2,381	20.3%
Unproductive exploratory drillings	0	5	4	-34.5%	49	9	-80.6%
Impairment of assets	(828)	—	112	N/A	39	112	186.0%

EBITDA	283	833	443	-46.8%	1,563	2,528	61.7%

Leasing	(33)	(38)	(38)	0.8%	(144)	(153)	6.4%
Other adjustments	(0)	0	261	N/A	(170)	261	N/A

Adjusted EBITDA	250	795	665	-16.3%	1,249	2,636	111.0%

Capex	362	559	695	24.2%	1,103	2,160	95.8%

Revenues for 4Q21 totaled US$1,521 million, a decrease of 5.1% compared to 3Q21 and a remarkable growth against 4Q20 of 56.1%.

•

Crude oil revenues increased 8.4% q/q due to the expansion in production of 3.2% and the increase in prices of 4.4% standing at an average of 57.8 usd/bbl, not fully correlated with export parity reference given the impact of the transition scheme agreed between producers and refiners locally.

•

Natural gas revenues decreased 28.8% q/q due to the lower average realization prices of 27.7% driven by the seasonality factor included in the Plan GasAR, and lower production volumes of 2.6%. It is worth highlighting that gas production in 4Q21 was curtailed on the back of scheduled maintenance works at MEGA and certain gas pipelines.

Regarding our cost structure, during 4Q21 lifting costs per BOE increased 9.5% sequentially but maintained savings of 7.4% when comparing full year 2021 against 2019 pre pandemic levels.

Unit Cash Costs Unaudited Figures, in US$/boe	4Q20	3Q21	4Q21	Q/Q Δ	2020	2021	Y/Y Δ
Lifting Cost	10.6	10.8	11.9	9.5%	9.7	11.1	13.4%
Royalties and other taxes	3.9	5.2	5.3	1.5%	3.8	5.0	33.5%
Other Costs	3.3	1.7	1.7	-0.8%	3.0	1.9	-36.4%

Total Cash Costs (US$/boe)	17.8	17.8	18.9	6.1%	16.5	18.0	8.9%

On a per unit basis, total cash costs increased 6.1% q/q, due to the following:

•

Lifting costs increased 9.5% q/q due to the impact of salary increases negotiated with labor unions at the beginning of the year, the high inflation rate, the slower pace of local currency depreciation and more pulling and maintenance activity consistent with the level of activity since the industry has fully recovered from the effects of the pandemic. When breaking down our lifting costs by type of operation in 4Q21, our unconventional activities averaged US$3.8 per BOE while our conventional activities averaged US$17.2 per BOE.

•

Royalties and other taxes increased 1.5% sequentially on a per unit basis. Royalties in millions of dollars, showed a decrease of 5.7% q/q mainly driven by natural gas royalties with a decrease of 31% due to lower prices and a decrease in production partially offset by an increase in crude oil royalties by 6.1%, mainly due to higher production and prices.

•	Other Costs remained unchanged as stand-by costs recorded during 4Q21 were similar to those in 3Q21.

In summary, Adjusted EBITDA for the upstream segment reached US$6651 million during the quarter, contracting 16.3% on a sequential basis but with an expansion of 45.9% if compared with pre pandemic levels of 4Q19.

Upstream Operating data Unaudited Figures	4Q20	3Q21	4Q21	Q/Q Δ	2020	2021	Y/Y Δ
Net Production Breakdown
Crude Production (Kbbld)	199.0	209.4	216.1	3.2%	206.8	210.9	2.0%

Conventional	157.1	153.8	149.9	-2.5%	163.5	154.7	-5.3%
Shale	38.8	52.1	62.9	20.8%	39.4	52.9	34.0%
Tight	3.2	3.5	3.3	-5.9%	3.9	3.3	-16.0%

NGL Production (Kbbld)	10.8	41.7	30.0	-28.1%	36.5	34.4	-5.7%

Conventional	7.4	14.8	11.3	-23.6%	21.7	15.2	-30.3%
Shale	4.1	25.3	17.6	-30.3%	12.2	17.9	46.6%
Tight	-0.7	1.6	1.0	-33.3%	2.6	1.4	-46.1%

Gas Production (Mm3d)	33.9	38.9	37.8	-2.6%	35.6	35.7	0.3%

Conventional	19.0	16.9	16.1	-4.6%	19.2	17.2	-10.5%
Shale	7.2	14.0	14.4	2.6%	7.9	10.9	37.6%
Tight	7.6	8.0	7.4	-7.6%	8.5	7.6	-9.8%

Total Production (Kboed)	422.8	495.6	484.2	-2.3%	467.0	469.7	0.6%

Conventional	284.3	274.8	262.5	-4.5%	305.9	277.9	-9.2%
Shale	88.4	165.5	170.9	3.3%	101.3	139.0	37.3%
Tight	50.2	55.3	50.7	-8.2%	59.8	52.7	-11.8%
Average realization prices
Crude Oil (USD/bbl)	40.0	55.3	57.8	4.4%	39.7	53.8	35.5%
Natural Gas (USD/MMBTU)	2.4	4.2	3.0	-27.7%	2.6	3.5	36.2%

Total hydrocarbon production decreased 2.3% sequentially, mainly driven by a contraction of 28.1% in NGL production driven by the temporary shutdown of our subsidiary MEGA during October 2021 that affected our quarterly production and was partially offset by an increase in crude oil shale production of 21%.

[1]	Within the reconciliation of EBITDA to Adjusted EBITDA for 4Q21, we have excluded an extraordinary, non-cash charge related to the lawsuits and legal contingencies provision.

On the crude oil side, output continued increasing by 3.2% driven by a 20.8% q/q increase in shale, which was partially offset by a contraction in our conventional fields by -2.5% as positive results in tertiary recovery were not enough to fully mitigate the natural decline rate of our fields. In that sense, it is worth noting that tertiary recovery at Manantiales Behr recorded an increase of 133% in 2021 vis-a-vis 2020, as 2 new Polymer Injection Units (PIUs) initiated operation to further expand EOR (Enhanced Oil Recovery) production in the area.

With regards to our unconventional production, during 2021 we initiated operations at our fully owned block “Aguada del Chañar”, being added to our oil core hub, becoming an important piece of our unconventional production growth strategy. Within this block, 2 wells were tied-in and started to produce in December 2021 with early promising results.

On a year over year basis, total hydrocarbon production for 4Q21 increased 14.5% on the back of our focused strategy to accelerate the development of our shale resources. Shale production expanded 93.5% y/y in 4Q21 and now represents over 35% of our consolidated production. Natural gas increased by 11.8% driven by a 98.7% expansion in shale gas, and crude oil rose 8.6% with shale oil increasing 62.3%.

Although Brent averaged US$80/bbl during 4Q21, the average realization price for our crude oil production was US$57.8/bbl in the quarter, increasing 4.4% q/q, and 44.3% y/y. Local prices did not fully track international oil prices given the continuation of a transition scheme agreed between local refiners and producers, which started in 1Q21, in order to smooth out the volatility in international reference prices into local pump prices.

The average price for natural gas for the quarter was US$3.0/MMBTU, decreasing 27.7% q/q, driven by the seasonal adjustment of the new Plan GasAR, and 30.5% y/y increase supported by the new Plan GasAR 2021 and better prices for contracts with other clients.

CAPEX:

Upstream capex during 4Q21 stood at US$695 million, expanding 24.2% sequentially and 92.1% y/y, as we continued ramping up activity in line with the plan established at the beginning of the year.

During 4Q21, 65% of capex was allocated to drilling and workover, 33% to facilities and 2% to exploration and other upstream activities. On the unconventional side, we completed a total of 53 new wells in 4Q21, including 29 wells in our operated oil core hub, 2 of which belong to the new block “Aguada del Chañar”.

During 2021, we achieved an impressive improvement in our development cost at our shale oil core hub, reducing it by about 33% when compared to 2020, reaching estimated average levels of 8.2 usd/bbl. This reduction was driven by operational and productivity improvements achieved as part of the efficiencies´ plan put in place during 2020.

Additionally, we also achieved certain remarkable milestones in our shale operations in 2021:

•

We were granted a new 35-year unconventional production concession in the area Bajo del Toro Norte, in which we have a 50% working interest along with our partner Equinor, with a surface area of 114 km2 and where we expect to develop significant investments in the coming years to expand our shale oil activity beyond our shale oil core hub.

•	We drilled the longest well ever drilled in Vaca Muerta with a horizontal leg of 4155 meters at the Loma Campana block.

•

We commissioned a new crude oil treatment plant in La Amarga Chica block with an actual treatment capacity of 8000 m3/d and a future estimated capacity for 2022 of 12000 m3/d, after adding a third processing train. The delivery is made directly through the pipeline Loma Campana – Lago Pellegrini and will allow further development at La Amarga Chica and Aguada del Chañar.

In terms of our conventional activity, in 4Q21 we continued with similar investments levels compared to 3Q21, mainly focused on integrity of facilities as well as some promising new drilling projects. In that sense, we highlight the drilling of a horizontal well in Santa Cruz province (with 12 fracture stages, recently completed during early January 2022) that will allow us to optimize a mixed strategy combining horizontal and vertical wells along with accelerating the derisking in Los Perales. In addition, tertiary activity continued to be very relevant through 2021, making progress in our main project in Manantiales Behr and starting with pilots in El Trebol, Los Perales and Cañadon Leon blocks.

RESERVES:

2021	Crude oil and condensate (millions of barrels)	Natural gas liquids (millions of barrels)	Natural gas (billion of cubic feet)	Total (millions of barrels of oil equivalent)
Proved developed and undeveloped reserves:
Beginning of year	483	63	2,110	922
Revisions of previous estimates	161	(6)	347	217
Extensions, discoveries and improved recovery	76	20	450	176
Purchases and sales	—	—	—	—
Production for the year	(77)	(13)	(460)	(172)

End of year	643	64	2,447	1,143

Proved developed reserves:
Beginning of year	229	32	1,486	526

End of year	322	34	1,676	654

Proved undeveloped reserves:
Beginning of year	254	31	624	396

End of year	321	30	771	488

(1)

Proved reserves of crude oil and condensate include an estimated 92 million barrels as of December 31, 2021, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax. Crude oil and condensate production includes an estimated 11 million barrels for 2021.

YPF’s proved reserves closed in 2021 at 1,143 Mboe, the highest metric in five years, representing a y/y variation of 24.0%, with oil proved reserves expanding by 33.1% and natural gas reserves expanding by 16.0%. The addition of proved (developed and undeveloped) hydrocarbon reserves reached 393 million barrels of oil equivalent mainly driven by the progressive developments of our unconventional operations and the effect of variations in oil and gas prices and costs. This result was achieved through the incorporation of 142 million barrels of oil equivalent corresponding to gas reserves and an incorporation of 251 million barrels corresponding to liquids. Considering that reserves incorporated during the year exceeded 2021 total production (171MBoe) this resulted in an unprecedented reserve replacement ratio (“RRR”) of 2.3x and a net addition of 221 million barrels of oil equivalent to our proved reserves. More specifically, the larger net addition of proved oil reserves during the year resulted in an RRR for oil of 3.1x and an RRR for gas of 1.7x, while the RRR for unconventional blocks, both crude and gas, stood at 5.1x.

The following is a breakdown of the main variations by region:

•

In the Neuquén Basin, the additions of proved reserves due to the GasAr Plan stood out. The areas of Rincón del Mangrullo, La Calera, Aguada Pichana Este, Aguada de La Arena, Aguada Pichana Oeste and El Orejano achieved the main additions of gas reserves; while in liquids, the areas with the main additions were La Amarga Chica, Loma La Lata Norte/Loma Campana, Bandurria Sur, Chihuido de La Sierra Negra, Puesto Hernández, Señal Picada and Cerro Morado Este.

•	In the San Jorge Gulf Basin, the incorporation of liquids reserves took place mainly in the areas of Manantiales Behr, Lomas del Cuy, Seco León and Los Perales.

•

In the Cuyana Basin, proved reserves were added mainly in La Ventana Central area and in the Austral Basin the disincorporation of proved gas reserves were mostly generated in the Magallanes area (partially responsible for the impairment charge of the CGU Gas - Austral Basin).

4.2.	DOWNSTREAM

Downstream Financials Unaudited Figures, in US$ million	4Q20	3Q21	4Q21	Q/Q Δ	2020	2021	Y/Y Δ
Diesel	826	1,220	1,284	5.2%	3,397	4,536	33.5%
Gasoline	494	720	796	10.5%	1,785	2,710	51.8%
Other domestic market	395	528	619	17.3%	1,347	2,232	65.7%
Export market	220	394	390	-0.8%	1,126	1,518	34.8%

Revenues	1,934	2,861	3,089	8.0%	7,655	10,996	43.6%

Depreciation & amortization	(147)	(141)	(141)	0.1%	(615)	(556)	-9.5%
Refining & Logistics costs	(245)	(284)	(293)	3.3%	(951)	(1,064)	11.9%
Fuels imports	(30)	(170)	(370)	118.4%	(213)	(709)	232.5%
Crude oil purchases (intersegment + third parties)	(912)	(1,300)	(1,442)	10.9%	(3,558)	(5,163)	45.1%
Biofuel purchases	(50)	(136)	(188)	38.6%	(339)	(521)	53.6%
Non-oil agro purchases	(119)	(311)	(221)	-29.1%	(621)	(973)	56.7%
Other	(320)	(286)	(298)	4.4%	(1,289)	(1,097)	-14.9%

Operating income before impairment of assets	110	235	136	-42.2%	69	912	1229.6%

Impairment of assets	—	—	—	N/A	—	—	N/A

Operating income	110	235	136	-42.2%	69	912	1229.6%

Depreciation & amortization	147	141	141	0.1%	615	556	-9.5%
Impairment of assets	—	—	—	N/A	—	—	N/A

EBITDA	257	376	277	-26.3%	683	1,468	114.8%

Leasing	(25)	(21)	(19)	-7.5%	(103)	(75)	-26.8%
Other adjustments	1	(0)	(1)	279.9%	2	(1)	N/A

Adjusted EBITDA	233	355	257	-27.7%	582	1,392	139.1%

Holding results from oil products	51	48	71	48.4%	(160)	288	N/A

Adjusted EBITDA excl. holding results from oil products	182	307	185	-39.6%	742	1,104	48.7%

Capex	131	113	168	48.4%	324	413	27.3%

Revenues during 4Q21 totaled US$3,089 million, an increase of 8.0% compared to 3Q21, mainly driven by a sustained recovery in diesel and gasoline local demand and higher realization prices across the board on other refined products which benefited from the correlation with international prices

•

Diesel revenues in the Argentine domestic market – 42% of total revenues – increased 5.2% sequentially due to higher volumes sold of 4.6%, surpassing pre-COVID levels of 2019 by 6.9%, with average prices remaining stable, as lower average dollar-equivalent prices at the pump on the back of the currency depreciation were compensated with an active pricing policy at the wholesale segments.

•

Gasoline sales in the Argentine local market – 26% of total revenues – expanded 10.5% sequentially due to higher volumes sold of 15.0%, surpassing pre-COVID levels of 2019 by 7.2%, partially offset by a decrease in average prices of 3.9%.

•

Other sales in the domestic market – 20% of total revenues - increased by 17.3% q/q due to a price appreciation of products with a strong correlation with international prices and higher sales of fertilizers and jet fuel, partially offset by lower sales of petrochemicals and fuel oil.

•	Export revenues – 12% of total revenues – slightly decreased 0.8% q/q mainly driven by higher exports of LPG and jet fuel partially offset by lower exports of grain and flours and virgin naphtha.

Operating costs for the segment increased q/q mainly due to the following:

•	Refining and logistics costs increased by 3.3% mainly as a result of an increase in processing activity, the impact of inflation on our Peso-denominated costs and higher volumes sold.

•

Crude oil purchases expanded 10.9% driven by higher crude oil prices of 4.6% and higher volumes of 5.7%. Crude volumes transferred from the Upstream segment increased 3.8%, and volumes purchased from third parties increased 15.5%, with the latter amounting to 20% of the total crude oil processed in the quarter.

•

Fuel imports increased 118.4% primarily due to an expansion in volumes imported of premium gasoline and diesel mainly due to the growth in volumes sold, together with higher prices of around 15% for both products.

•

Biofuel purchases increased 38.6% mainly due to an increase in purchases of biodiesel (66.9%) and an increase in purchases of bioethanol (21.3%) driven by higher volumes acquired for both products (53% biodiesel and 19% bioethanol), aligned to the sequential increase in gasoline and diesel demand and given the lack of supply of biodiesel in the market during the 3Q21, and higher prices for both products (9.1% biodiesel and 1.9% bioethanol).

•

Non-oil agro purchases decreased 29.1% mainly driven by a 36.5% decrease in purchase of grain receipts in the agricultural sales segment by way of barter, and also due to a 26.1% contraction in the purchases of fertilizers.

As a result, Adj. EBITDA and Adj. EBITDA excluding holding results from oil products decreased 27.7% and 39.6% q/q, respectively, but with an increase of 10.3% and 2.0% y/y. The Adj. EBITDA figure excluding holding results from oil products is mainly composed by a Refining & Marketing Adj. EBITDA of US$144 million (US$5.6 per barrel of crude processed) which contracted 47% q/q and 27% y/y.

Downstream Operating data Unaudited Figures	4Q20	3Q21	4Q21	Q/Q Δ		2020	2021	Y/Y Δ
Crude processed (Kbbld)	238.2	263.0	277.9	5.7%		234.4	270.2	15.3%
Refinery utilization (%)	75%	80%	84.7%	457	bps	73%	82%	12.3%
Sales volume
Sales of refined products (Km3)	4,056	4,610	4,651	0.9%		14,970	17,666	18.0%

Total domestic market	3,890	4,297	4,291	-0.1%		13,606	16,465	21.0%
of which Gasoline	1,081	1,263	1,452	15.0%		3,698	4,987	34.9%
of which Diesel	1,812	2,084	2,181	4.6%		7,044	8,007	13.7%
Total export market	166	313	360	15.1%		1,364	1,200	-12.0%

Sales of petrochemical products (Ktn)	152	248	193	-22.0%		717	917	28.0%

Domestic market	116	187	171	-8.5%		524	704	34.3%
Export market	36	60	22	-63.9%		193	213	10.6%

Sales of grain, flours and oils (Ktn)	217	381	238	-37.5%		1,438	1,371	-4.6%

Domestic market	29	4	7	64.5%		216	33	-84.7%
Export market	189	377	232	-38.6%		1,221	1,338	9.5%

Sales of fertilizers (Ktn)	131	25	221	783.6%		682	760	11.5%

Domestic market	131	25	221	783.6%		682	760	11.5%
Net average prices of fuels in the domestic market
Gasoline (USD/m3)	417	516	500	-3.2%		442	495	12.0%
Diesel (USD/m3)	434	552	554	0.4%		462	535	15.8%

Net Average domestic prices for gasoline and diesel are net of taxes, commissions, commercial bonuses and freights.

Nominal capacity at 328.1 Kbbl/d since 1Q21.

Total crude oil processed during the quarter stood at 277.9 Kbbl/d, an increase of 5.7% q/q – an increase of 16.7% compared to the same period of 2020 and a decrease of 4.3% compared to pre-pandemic levels in 4Q19. This q/q increase in crude oil processed was the result of higher demand of fuels in the local market and an improved availability at our La Plata Refinery (half of 3Q21 was affected by the maintenance works performed at one of our catalytic converter plants,).

Net average diesel price in dollar terms increased 0.4% q/q in the local market, while net average gasoline price decreased 3.2% q/q. The sequential net pricing trend in diesel was attributable to a realignment of prices in the wholesale segment that allowed us to offset the impact of the local currency depreciation during the quarter. When comparing full year 2021 with 2020, net average dollar price for diesel increased 15.8%, while gasoline rose 12.0%.

CAPEX:

Downstream capex totaled US$168 million for the quarter, an increase of 48.4% q/q and 27.9% y/y. During 4Q21, we continued moving forward with the initial steps of the new fuel specifications project, including the construction of a new diesel hydrotreatment unit in Luján de Cuyo Refinery and the construction of gasoline hydrotreatment units and revamping of existing units in La Plata Industrial Complex.

Moreover, during 4Q21, some relevant projects were completed at La Plata Refinery, including gas recovery, stream segregation and improvements in logistics. In addition, the OPESSA Echeverria gas station began remodeling works which will represent a milestone in the new image of our commercial network.

Despite the global situation following the pandemic, investments continued to maintain and improve safety conditions for people and facilities as well as to comply with environmental regulations in refining operations, logistics and delivery of oil products.

4.3.	GAS AND POWER

Gas & Power Financials Unaudited Figures, in US$ million	4Q20	3Q21	4Q21	Q/Q Δ	2020	2021	Y/Y Δ
Natural gas as producers (intersegment + third parties)	243	546	382	-30.0%	1,143	1,641	43.5%
Natural gas retail segment	82	147	97	-34.4%	424	410	-3.5%
Other	16	51	44	-12.1%	196	165	-15.8%

Revenues	341	744	523	-29.7%	1,763	2,215	25.6%

Depreciation & amortization	(11)	(14)	(14)	5.9%	(67)	(53)	-21.1%
Natural gas purchases (intersegment + third parties)	(284)	(619)	(430)	-30.6%	(1,385)	(1,851)	33.7%
Other	(175)	(83)	(75)	-9.3%	(570)	(298)	-47.7%

Operating income before impairment of assets	(130)	29	4	-85.2%	(259)	13	N/A

Impairment of assets	(6)	—	—	N/A	(6)	—	N/A

Operating income	(135)	29	4	-85.2%	(265)	13	N/A

Depreciation & amortization	11	14	14	5.9%	67	53	-21.1%
Impairment of assets	6	—	—	N/A	6	—	N/A

EBITDA	(119)	43	19	-56.0%	(192)	66	N/A

Leasing	(16)	(5)	(5)	0.0%	(72)	(22)	-69.8%
Other adjustments	(1)	(0)	(4)	N/A	2	(1)	N/A

Adjusted EBITDA	(136)	37	9	-75.1%	(262)	43	N/A

Capex	29	4	13	224.4%	59	27	-53.9%

Sales of natural gas as producers include domestic and external markets.

Revenues during 4Q21 totaled US$523 million, a decrease of 29.7% compared to 3Q21, mainly driven by a 30.0% decrease in sales of natural gas as producers in the local market and abroad – 73% of segment’s sales – as a result of the lower realization prices in accordance with the seasonal adjustment of the new Plan GasAR. Natural gas sales mainly from our controlled company Metrogas S.A. to the retail distribution segment (residential customers and small businesses) and to large customers (power plants and industries) – 18% of segment’s sales – decreased by 34.4% q/q mainly on the back of seasonally lower sales of gas.

Total operating costs decreased q/q primarily due to lower purchases of natural gas in line with the reduction in sales. As a whole, Adjusted EBITDA stood at US$9 million compared to US$37 million in 3Q21.

4.4.	CORPORATE AND OTHER

Corporate & Other Financials Unaudited Figures, in US$ million	4Q20	3Q21	4Q21	Q/Q Δ	2020	2021	Y/Y Δ
Revenues	161	224	256	14.3%	548	804	46.8%

Operating costs and other	(240)	(261)	(335)	28.4%	(853)	(1,000)	17.2%

Operating income before impairment of assets	(79)	(37)	(80)	112.9%	(305)	(195)	-36.0%

Impairment of assets	(0)	—	—	N/A	(1)	—	N/A

Operating income	(79)	(37)	(80)	112.9%	(306)	(195)	-36.2%

Depreciation & amortization	21	22	23	7.0%	100	86	-13.5%
Impairment of assets	0	—	—	N/A	1	—	N/A

EBITDA	(58)	(16)	(56)	257.5%	(205)	(109)	-46.9%

Leasing	(5)	—	—	N/A	(5)	—	N/A
Other adjustments	1	5	13	187.2%	(2)	18	N/A

Adjusted EBITDA	(62)	(11)	(43)	287.0%	(212)	(91)	-57.0%

Capex	16	19	33	70.6%	68	72	6.1%

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously mentioned business segments.

Corporate adjusted EBITDA for 4Q21 represented a loss of US$43 million, reflecting an increase when compared with the loss of US$11 million in 3Q21, mainly due to an increase in SG&A expenses and less revenues related to a real estate divestiture performed during 3Q21, partially offset by an increase in revenues related to higher activity at our subsidiary AESA.

4.5.	CONSOLIDATION ADJUSTMENTS

Consolidation Adjustments Financials Unaudited Figures, in US$ million	4Q20	3Q21	4Q21	Q/Q Δ	2020	2021	Y/Y Δ
Revenues	(1,141)	(1,812)	(1,769)	-2.4%	(4,760)	(6,535)	37.3%

Operating costs	1,040	1,792	1,716	-4.2%	4,857	6,400	31.8%

Operating income before impairment of assets	(101)	(20)	(53)	159.2%	97	(135)	N/A

Impairment of assets	—	—	—	N/A	—	—	N/A

Operating income	(101)	(20)	(53)	159.2%	97	(135)	N/A

Depreciation & amortization	—	(1)	(1)	-3.9%	—	(6)	N/A
Impairment of assets	—	—	—	N/A	—	—	N/A

EBITDA	(101)	(22)	(54)	149.0%	97	(140)	N/A

Leasing	—	—	—	N/A	—	—	N/A
Other adjustments	—	—	—	N/A	—	—	N/A

Adjusted EBITDA	(101)	(22)	(54)	149.0%	97	(140)	N/A

Consolidation adjustments to eliminate results among business segments not transferred to third parties was negative US$54 million in 4Q21 compared to negative US$22 million in 3Q21. In both quarters, the gap between the transfer price across businesses and the cost of production of the company’s inventories widened.

5.	LIQUIDITY AND SOURCES OF CAPITAL

5.1.	CASH FLOW SUMMARY

Summary Consolidated Cash Flow Unaudited Figures, in US$ million	4Q20	3Q21	4Q21	Q/Q Δ	2020	2021	Y/Y Δ
Cash BoP	784	540	623	15.4%	1,106	650	-41.2%
Net cash flow from operating activities	849	1,086	1,068	-1.7%	2,974	4,209	41.5%
Net cash flow from investing activities	(540)	(789)	(709)	-10.2%	(1,557)	(2,552)	63.9%
Net cash flow from financing activities	(377)	(200)	(356)	78.1%	(1,689)	(1,603)	-5.1%
FX adjustments & other	(66)	(15)	(16)	8.5%	(183)	(93)	-49.3%

Cash EoP	650	623	611	-2.0%	650	611	-6.0%

Investment in financial assets	344	410	497	21.2%	344	497	44.4%

Cash + short-term investments EoP	994	1,034	1,108	7.2%	994	1,108	11.4%

FCF	182	144	143	-1.2%	309	882	185.8%

FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities). BoP stands for Beginning of period / EoP stands of End of period.

Net cash flow from operating activities amounted to US$1,068 million in 4Q21, representing a decrease of -1.7% q/q compared to the US$1,086 million registered in 3Q21. This change was mainly due to a contraction in the Adjusted EBITDA partially offset by a reduction in working capital. On a year over year basis, the continued recovery in profitability, resulted in a 25.7% improvement in our cash flow from operations.

Net cash flow from investing activities were negative US$709 million, compared to negative US$789 million in 3Q21. This variation was mainly driven by a decrease in payments for the acquisition of financial assets and partially offset by an increase in PP&E acquisition (cash capex), which totaled US$757 million, including purchases of materials, as a result of the recovery plan to reach our annual capex guidance of US$2.7 billion. In 4Q20, net cash outflow from investing activities was negative US$540 million, much lower year over year basis as our investment activity was still affected by the effects of the pandemic.

Net cash flow from financing activities amounted to negative US$356 million in 4Q21, compared to negative US$200 million in 3Q21, with net borrowing laying in negative ground during the quarter at US$173 million. Interest payments during the quarter decreased 41.2%, totaling US$107 million and for the full year 2021 totaled US$620, a decrease of 29% year over year basis, mainly due to the net debt reduction and the effects of the liability management exercise closed in February 2021.

Free cash flow before debt financing reached US$143 million during the quarter, being positive for the seventh consecutive quarter, and accumulating US$882 million during 2021 (compared to US$309 million in 2020). This improvement was related to the aforementioned recovery in profitability together with the reduction in cash interest payments that more than compensated the larger investment program executed in 2021.

Total consolidated liquidity, including US$497 million of sovereign bonds and treasury notes, stood at US$1,108 million as of December 31, 2021, in-line with the target level set in late 2020 at US$1 billion plus/minus 10%.

In terms of cash management, in 4Q21 we continued administering our liquidity with an active asset management approach to minimize FX exposure. We managed to keep our net FX exposure stable, including hedging instruments, financial assets that mature within the next 24 months, and netting our peso denominated debt, at 16% at the end of December 2021, despite having a larger cash position compared to previous quarters.

5.2.	NET DEBT

Net debt breakdown Unaudited Figures, in US$ million	4Q20	3Q21	4Q21	Q/Q Δ
Short-term debt	1,793	1,092	845	-22.7%
Long-term debt	6,277	6,397	6,534	2.1%

Total debt	8,070	7,489	7,379	-1.5%

Avg. Interest rate for AR$-debt	34.7%	35.1%	33.4%
Avg. Interest rate for US$-debt	7.5%	7.5%	7.7%
% of debt in AR$	6%	5%	5%

Cash + short term investments	994	1,034	1,108	7.2%

% of cash in AR$	75%	60%	53%

Net debt	7,076	6,455	6,271	-2.9%

Average interest rates for AR$ and US$ debt refer to YPF on a stand-alone basis.

As of December 31, 2021, YPF’s consolidated net debt totaled US$6,271 million, decreasing by US$184 million q/q, a level not seen since 2Q15. On a year over year basis, the total reduction in our net debt reached US$805 million.

Our net-debt-to-last-twelve-month-adjusted-EBITDA ratio dropped to 1.6x, compared to 2.0x in the previous quarter, and 4.9x in 4Q20, mainly due to the strong recovery in profitability, together with our lower net debt levels, standing below our guidance for the year and well below our debt incurrence covenant limits. Furthermore, since the pandemic started at the end of 1Q20, the cumulative net debt reduction totals US$1,369 million, in accordance with the last 7 quarters that we had delivered positive free cash flows.

Regarding our maturity profile, as of December 31, 2021, we faced short-term maturities of US$696 million, of which more than 50% resulted from amortizations of international bonds, and the remainder consisted of bank loans, local bonds and pre-export financing. It is relevant to highlight that it is the first time in many years that liquidity exceeds short term debt to a large extent, further accomplished through the recently closed and partially disbursed US$300 million cross-border A/B loan led by CAF (Corporación Andina de Fomento).

The following chart shows the consolidated principal debt maturity profile of the company as of December 31, 2021, expressed in millions of dollars:

6.	TABLES AND NOTES

6.1.	CONSOLIDATED STATEMENT OF INCOME

Income Statement Unaudited Figures, in US$ million	4Q20	3Q21	4Q21	Q/Q Δ	2020	2021	Y/Y Δ
Revenues	2,270	3,621	3,620	0.0%	9,376	13,238	41.2%

Costs	(2,076)	(2,820)	(3,013)	6.9%	(8,769)	(10,710)	22.1%

Gross profit	194	801	607	-24.2%	608	2,528	316.2%

Selling expenses	(224)	(280)	(282)	0.7%	(1,008)	(1,062)	5.4%
Administrative expenses	(135)	(117)	(140)	19.7%	(475)	(475)	0.1%
Exploration expenses	(10)	(10)	(7)	-31.7%	(81)	(27)	-66.6%
Impairment of property, plant and equipment and intangible assets	822	—	(112)	N/A	(47)	(112)	139.6%
Other operating results, net	(99)	34	(262)	N/A	92	(231)	N/A

Operating income	549	428	(196)	N/A	(911)	620	N/A

Income of interests in companies and joint ventures	56	45	160	260.1%	168	278	65.5%

Financial Income	420	157	299	90.1%	1,518	916	-39.7%
Financial Cost	(454)	(304)	(345)	13.4%	(1,944)	(1,391)	-28.4%
Other financial results	59	65	61	-6.2%	259	243	-6.1%
Financial results, net	24	(82)	15	N/A	(167)	(232)	39.1%

Net profit before income tax	629	390	(21)	N/A	(910)	665	N/A

Income tax	(90)	(153)	267	N/A	(188)	(699)	271.1%

Net profit for the period	539	237	247	4.2%	(1,098)	(34)	-96.9%

Net profit for shareholders of the parent company	553	232	247	6.8%	(1,082)	(23)	-97.8%
Net profits for non-controlling interest	(14)	5	(1)	N/A	(16)	(10)	-36.3%

Earnings per share attributable to shareholders of the parent company (basic and diluted)	1.41	0.59	0.63	6.8%	(2.76)	(0.06)	-97.8%

Other comprehensive income	765	275	378	37.5%	2,923	1,766	-39.6%

Total comprehensive income for the period	1,304	512	625	22.1%	1,825	1,732	-5.1%

Income Statement Unaudited Figures, in AR$ million	4Q20	3Q21	4Q21	Q/Q Δ	2020	2021	Y/Y Δ
Revenues	173,485	315,873	353,558	11.9%	481,713	904,321	87.7%

Costs	(171,123)	(275,354)	(305,355)	10.9%	(626,212)	(1,028,180)	64.2%

Gross profit	2,362	40,519	48,203	19.0%	(144,499)	(123,859)	-14.3%

Selling expenses	(18,433)	(27,369)	(28,634)	4.6%	(71,835)	(101,969)	41.9%
Administrative expenses	(11,214)	(11,522)	(14,337)	24.4%	(34,490)	(45,896)	33.1%
Exploration expenses	(772)	(963)	(678)	-29.6%	(5,846)	(2,604)	-55.5%
Impairment of property, plant and equipment and intangible assets	65,685	—	(11,258)	N/A	6,851	(11,258)	N/A
Other operating results, net	(7,878)	3,286	(26,208)	N/A	3,949	(23,253)	N/A

Operating income	29,750	3,951	(32,912)	N/A	(245,870)	(308,839)	25.6%

Income of interests in companies and joint ventures	5,020	4,358	16,064	268.6%	13,270	26,977	103.3%

Financial Income	33,729	15,374	30,191	96.4%	107,603	87,226	-18.9%
Financial Cost	(37,553)	(29,862)	(35,199)	17.9%	(138,753)	(132,832)	-4.3%
Other financial results	5,382	6,535	6,578	0.7%	19,849	24,060	21.2%
Financial results, net	1,558	(7,953)	1,570	N/A	(11,301)	(21,546)	90.7%

Net profit before income tax	36,328	356	(15,278)	N/A	(243,901)	(303,408)	24.4%

Income tax	(7,304)	(15,070)	26,557	N/A	(14,589)	(64,409)	341.5%

Net profit for the period	29,024	(14,714)	11,279	N/A	(258,490)	(367,817)	42.3%

Net profit for shareholders of the parent company	44,235	22,500	24,840	10.4%	(69,649)	257	N/A
Net profits for non-controlling interest	(1,223)	471	(110)	N/A	(1,368)	(1,065)	-22.1%

Earnings per share attributable to shareholders of the parent company (basic and diluted)	112.71	57.33	63.25	10.3%	(177.42)	0.65	N/A

Other comprehensive income	61,303	26,781	38,069	42.1%	206,500	165,412	-19.9%

Total comprehensive income for the period	90,327	12,067	49,348	309.0%	(51,990)	(202,405)	289.3%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.2.	CONSOLIDATED BALANCE SHEET

Consolidated Balance Sheet	In US$ million		In AR$ million
Unaudited Figures	31-Dec-20	31-Dec-21	31-Dec-20	31-Dec-21
Non-current Assets
Intangible assets	465	419	39,119	43,014
Properties, plant and equipment	16,413	16,003	1,379,527	1,642,259
Assets for leasing	524	519	44,081	53,260
Investments in companies and joint ventures	1,274	1,529	107,112	156,925
Deferred tax assets, net	31	19	2,629	1,921
Other receivables	174	190	14,657	19,549
Trade receivables	101	43	8,531	4,363
Investment in financial assets	0	25	0	2,534

Total Non-current Assets	18,985	18,747	1,595,656	1,923,825

Current Assets
Assets held for disposal	6	1	494	103
Inventories	1,191	1,500	100,137	153,927
Contract assets	10	13	871	1,360
Other receivables	409	616	34,369	63,259
Trade receivables	1,287	1,305	108,146	133,904
Investment in financial assets	344	497	28,934	51,012
Cash and cash equivalents	650	611	54,618	62,678

Total Current Assets	3,897	4,543	327,569	466,243

Total Assets	22,882	23,290	1,923,225	2,390,068

Shareholders’ Equity
Shareholders’ contributions	124	102	10,385	10,504
Reserves, other comprehensive income and retained earnings	7,934	8,233	666,845	844,916
Non-controlling interest	73	80	6,165	8,226

Total Shareholders´ Equity	8,131	8,416	683,395	863,646

Non-current Liabilities
Provisions	2,219	2,264	186,488	232,373
Deferred tax liabilities, net	1,423	1,908	119,609	195,787
Income tax payable	42	29	3,571	3,026
Other taxes payable	3	2	215	201
Salaries and social security	46	32	3,860	3,262
Liabilities from leasing	288	276	24,172	28,335
Loans	6,277	6,534	527,575	670,535
Other liabilities	35	9	2,961	968
Accounts payable	8	9	710	888

Total non-current Liabilities	10,341	11,064	869,161	1,135,375

Current Liabilities
Provisions	73	188	6,133	19,297
Contract liabilities	81	130	6,824	13,329
Income tax payable	9	13	740	1,336
Other taxes payable	188	143	15,764	14,671
Salaries and social security	178	228	14,934	23,428
Liabilities from leasing	263	266	22,098	27,287
Loans	1,793	845	150,731	86,680
Other liabilities	108	34	9,062	3,468
Accounts payable	1,718	1,964	144,383	201,551

Total Current Liabilities	4,410	3,811	370,669	391,047

Total Liabilities	14,751	14,875	1,239,830	1,526,422

Total Liabilities and Shareholders’ Equity	22,882	23,290	1,923,225	2,390,068

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.3.	CONSOLIDATED STATEMENT OF CASH FLOW

Cash Flow Statement Unaudited Figures, in US$ million	4Q20	3Q21	4Q21	Q/Q Δ	2020	2021	Y/Y Δ
Operating activities
Net income	539	237	247	4.2%	(1,098)	(34)	-96.9%
Income of interests in companies and joint ventures	(56)	(45)	(160)	260.1%	(168)	(278)	65.5%
Depreciation of property, plant and equipment	466	715	643	-10.1%	2,457	2,818	14.7%
Depreciation of the right-of-use assets	56	52	51	-2.5%	256	202	-21.1%
Amortization of intangible assets	12	13	13	3.6%	48	50	5.6%
Losses of property, plant and equipment and intangible assets and consumption of materials	86	74	95	29.4%	340	339	-0.1%
Income tax charge	90	153	(267)	N/A	188	699	271.1%
Net increase in provisions	56	49	317	541.1%	404	510	26.3%
Impairment of property, plant and equipment and intangible assets	(822)	—	112	N/A	47	112	139.6%
Interest, exchange differences and others	(76)	105	88	-16.2%	59	358	508.3%
Stock compensation plans	2	1	0	-5.1%	8	4	-52.7%
Accrued insurance	(6)	—	(15)	N/A	(54)	(15)	-72.0%
Results from exchange of debt instruments	—	—	—	N/A	29	(21)	N/A
Results for assignment of participation in areas	—	(11)	(5)	-49.6%	(191)	(21)	-89.0%
Results from sales of assets held for disposal	—	(25)	—	N/A	—	(58)	N/A
Results from exchange of financial instruments	—	—	—	N/A	(18)	—	N/A
Changes in assets and liabilities
Trade receivables	207	(123)	354	N/A	514	89	-82.6%
Other receivables	(46)	(29)	(159)	443.4%	81	(227)	N/A
Inventories	178	(95)	(80)	-15.8%	143	(286)	N/A
Accounts payable	54	(53)	(56)	6.5%	(315)	18	N/A
Other taxes payable	(15)	(15)	(49)	227.3%	14	(30)	N/A
Salaries and Social Security	42	16	16	4.9%	110	17	-84.2%
Other liabilities	110	(24)	(18)	-25.3%	113	(86)	N/A
Decrease in provisions for payments / utilization	(11)	(14)	(40)	184.7%	(41)	(85)	106.2%
Contract Assets	(6)	3	(4)	N/A	(11)	(7)	-39.2%
Contract Liabilities	(17)	104	(39)	N/A	8	72	854.7%
Dividends received	2	—	13	N/A	38	53	39.2%
Insurance charge for loss of profit	9	—	14	N/A	52	19	-63.1%
Income tax payments	(7)	(1)	(1)	-4.0%	(39)	(5)	-85.9%

Net cash flow from operating activities	849	1,086	1,068	-1.7%	2,974	4,209	41.5%

Investing activities
Acquisitions of property, plant and equipment and intangible assets	(410)	(702)	(757)	7.9%	(1,678)	(2,452)	46.1%
Proceeds from sales of financial assets	93	103	81	-21.3%	547	408	-25.4%
Payments for the acquisition of financial assets	(224)	(209)	(47)	-77.5%	(640)	(594)	-7.2%
Interest received from financial assets	0	5	(0)	N/A	0	40	16371.0%
Collection for participation in areas and sale of assets	—	14	15	4.8%	215	46	-78.4%

Net cash flow from investing activities	(540)	(789)	(709)	-10.2%	(1,557)	(2,552)	63.9%

Financing activities
Payment of loans	(566)	(253)	(378)	49.5%	(2,459)	(1,711)	-30.4%
Payment of interests	(159)	(183)	(107)	-41.2%	(872)	(620)	-28.9%
Proceeds from loans	455	308	205	-33.3%	1,988	1,029	-48.2%
Acquisition of own shares	(7)	—	—	N/A	(7)	—	N/A
Payment of leasing	(98)	(72)	(75)	4.6%	(330)	(300)	-8.8%
Payment of interests related to income tax	(1)	(0)	(0)	34.0%	(10)	(1)	-91.7%

Net cash flow from financing activities	(377)	(200)	(356)	78.1%	(1,689)	(1,603)	-5.1%

Effect of changes in exchange rates on cash and cash equivalents	5	3	8	150.9%	146	29	-80.4%
Translation adjustments	(71)	(18)	(24)	35.2%	(329)	(122)	-63.0%

Increase (decrease) in cash and cash equivalents	(134)	83	(13)	N/A	(456)	(39)	-91.4%

Cash and cash equivalents at the beginning of the period	784	540	623	15.4%	1,106	650	-41.2%

Cash and cash equivalents at the end of the period	650	623	611	-2.0%	650	611	-6.0%

Cash Flow Statement Unaudited Figures, in AR$ million	4Q20	3Q21	4Q21	Q/Q Δ	2020	2021	Y/Y Δ
Operating activities
Net income	43,012	22,971	24,730	7.7%	(71,017)	(808)	-98.9%
Income of interests in companies and joint ventures	(5,020)	(4,358)	(16,064)	268.6%	(13,270)	(26,977)	103.3%
Depreciation of property, plant and equipment	37,505	69,548	64,711	-7.0%	171,452	267,686	56.1%
Depreciation of the right-of-use assets	4,491	5,092	5,126	0.7%	17,873	19,200	7.4%
Amortization of intangible assets	1,019	1,246	1,348	8.2%	3,428	4,833	41.0%
Losses of property, plant and equipment and intangible assets and consumption of materials	6,892	7,151	9,563	33.7%	24,314	32,269	32.7%
Income tax charge	7,304	15,070	(26,557)	N/A	14,589	64,409	341.5%
Net increase in provisions	4,485	4,800	31,799	562.5%	28,179	49,777	76.6%
Impairment of property, plant and equipment and intangible assets	(65,685)	—	11,258	N/A	(6,851)	11,258	N/A
Interest, exchange differences and others	(5,787)	9,966	8,381	-15.9%	3,143	33,536	967.0%
Stock compensation plans	173	51	50	-2.0%	541	342	-36.8%
Accrued insurance	(454)	—	(1,503)	N/A	(3,643)	(1,503)	-58.7%
Results from exchange of debt instruments	—	—	—	N/A	2,097	(1,855)	N/A
Results for assignment of participation in areas	—	(1,027)	(535)	-47.9%	(12,233)	(2,034)	-83.4%
Results from sales of assets held for disposal	—	(2,428)	—	N/A	—	(5,549)	N/A
Results from exchange of financial instruments	—	—	—	N/A	(1,330)	—	N/A
Changes in assets and liabilities
Trade receivables	16,563	(11,916)	35,503	N/A	35,073	10,151	-71.1%
Other receivables	(3,665)	(2,851)	(16,009)	461.5%	5,482	(21,921)	N/A
Inventories	14,261	(9,202)	(8,009)	-13.0%	13,332	(27,560)	N/A
Accounts payable	4,314	(5,134)	(5,651)	10.1%	(21,039)	148	N/A
Other taxes payable	(1,180)	(1,453)	(4,914)	238.2%	862	(3,639)	N/A
Salaries and Social Security	3,341	1,507	1,634	8.4%	8,611	1,938	-77.5%
Other liabilities	8,776	(2,369)	(1,829)	-22.8%	8,988	(8,168)	N/A
Decrease in provisions for payments / utilization	(884)	(1,373)	(4,039)	194.2%	(2,803)	(8,166)	191.3%
Contract Assets	(498)	283	(399)	N/A	(754)	(664)	-11.9%
Contract Liabilities	(1,396)	10,099	(3,951)	N/A	526	6,864	1204.9%
Dividends received	122	—	1,279	N/A	2,616	5,073	93.9%
Insurance charge for loss of profit	722	—	1,374	N/A	3,756	1,889	-49.7%
Income tax payments	(542)	(129)	(128)	-0.8%	(2,706)	(515)	-81.0%

Net cash flow from operating activities	67,869	105,544	107,168	1.5%	209,216	400,014	91.2%

Investing activities
Acquisitions of property, plant and equipment and intangible assets	(32,736)	(68,176)	(76,009)	11.5%	(114,616)	(234,801)	104.9%
Proceeds from sales of financial assets	7,447	9,972	8,112	-18.7%	38,332	38,624	0.8%
Payments for the acquisition of financial assets	(17,921)	(20,284)	(4,722)	-76.7%	(46,762)	(56,009)	19.8%
Interest received from financial assets	3	475	(2)	N/A	18	3,694	20422.2%
Collection for participation in areas and sale of assets	—	1,376	1,490	8.3%	13,867	4,500	-67.5%

Net cash flow from investing activities	(43,207)	(76,637)	(71,131)	-7.2%	(109,161)	(243,992)	123.5%

Financing activities
Payment of loans	(45,245)	(24,562)	(37,936)	54.4%	(174,913)	(161,016)	-7.9%
Payment of interests	(12,740)	(17,730)	(10,780)	-39.2%	(60,681)	(58,454)	-3.7%
Proceeds from loans	36,334	29,902	20,597	-31.1%	139,018	97,420	-29.9%
Acquisition of own shares	(550)	—	—	N/A	(550)	—	N/A
Payment of leasing	(7,820)	(6,991)	(7,555)	8.1%	(23,290)	(28,526)	22.5%
Payment of interests related to income tax	(88)	(26)	(36)	38.5%	(696)	(83)	-88.1%

Net cash flow from financing activities	(30,109)	(19,407)	(35,710)	84.0%	(121,112)	(150,659)	24.4%

Effect of changes in exchange rates on cash and cash equivalents	424	329	853	159.3%	9,575	2,697	-71.8%

Increase (decrease) in cash and cash equivalents	(5,023)	9,829	1,180	-88.0%	(11,482)	8,060	N/A

Cash and cash equivalents at the beginning of the period	59,641	51,669	61,498	19.0%	66,100	54,618	-17.4%

Cash and cash equivalents at the end of the period	54,618	61,498	62,678	1.9%	54,618	62,678	14.8%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.4.	MAIN PHYSICAL MAGNITUDES

Main physical magnitudes Unaudited Figures	Unit	1Q20	2Q20	3Q20	4Q20	Cum. 2020	1Q21	2Q21	3Q21	4Q21	Cum. 2021
Total Production	Kboe	46,439	42,480	43,100	38,901	170,920	39,330	41,961	45,591	44,542	171,424

Crude oil production	Kbbl	20,488	18,274	18,621	18,311	75,693	18,691	19,125	19,265	19,886	76,967
NGL production	Kbbl	4,090	4,162	4,121	995	13,369	2,653	3,329	3,832	2,757	12,572
Gas production	Mm3	3,476	3,187	3,237	3,116	13,015	2,860	3,102	3,576	3,482	13,020
Henry Hub	USD/MMBTU	1.9	1.8	2.1	2.8	2.1	2.7	3.0	4.3	4.8	0.0
Brent	USD/bbl	50.4	29.3	43.0	44.3	41.8	61.8	68.8	73.5	79.6	70.7
Sales volume (YPF stand alone)

Sales of refined products	Km3	4,101	3,041	3,771	4,056	14,970	4,140	4,264	4,610	4,651	17,666

Domestic market	Km3	3,541	2,679	3,495	3,890	13,606	3,901	3,976	4,297	4,291	16,465
Gasoline	Km3	1,222	579	816	1,081	3,698	1,240	1,032	1,263	1,452	4,987
Diesel	Km3	1,722	1,578	1,931	1,812	7,044	1,811	1,931	2,084	2,181	8,007
Jet fuel and kerosene	Km3	126	13	14	27	180	65	49	74	107	295
Fuel Oil	Km3	4	29	157	85	275	102	73	36	5	216
LPG	Km3	136	182	229	122	670	130	195	186	135	645
Other (*)	Km3	330	298	348	763	1,739	553	697	654	411	2,316

Export market	Km3	561	362	275	166	1,364	239	288	313	360	1,200
Petrochemical naphtha	Km3	86	104	52	24	266	0	96	89	20	205
Jet fuel and kerosene	Km3	124	10	10	22	165	25	27	29	59	140
LPG	Km3	141	23	33	38	235	74	23	62	154	313
Bunker (Diesel and Fuel Oil)	Km3	103	103	94	51	350	52	64	78	71	264
Other (*)	Km3	107	122	87	31	347	88	79	55	56	278

Sales of petrochemical products	Ktn	227	147	192	152	717	247	229	248	193	917

Domestic market	Ktn	166	95	147	116	524	166	179	187	171	704
Methanol	Ktn	55	22	36	14	129	43	57	71	53	224
Other	Ktn	111	72	110	102	395	123	121	117	118	479

Export market	Ktn	61	52	45	36	193	81	50	60	22	213
Methanol	Ktn	27	6	2	15	50	45	18	32	3	98
Other	Ktn	33	46	43	21	143	37	32	28	19	115

Grain, flours and oils	Ktn	238	523	459	217	1,438	294	456	381	238	1,371

Domestic market	Ktn	33	97	57	29	216	11	11	4	7	33
Export market	Ktn	205	427	401	189	1,221	284	445	377	232	1,338

Fertilizers	Ktn	91	227	233	131	682	186	328	25	221	760

Domestic market	Ktn	91	227	233	131	682	186	328	25	221	760
Main products imported (YPF stand alone)
Gasolines	Km3	51	0	0	0	51	82	6	46	89	223
Jet Fuel	Km3	0	0	0	8	8	0	4	0	6	9
Diesel	Km3	78	150	82	61	371	46	155	251	472	924

Brent: The Brent price has been restated for 1Q20.

Other (*): Principally includes sales of oil and lubricant bases, grease, asphalt, and residual carbon, among others.

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions, or events expressed or implied therein will not be realized. These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 3, 2022	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack

	Title:	Market Relations Officer